Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	2014	2013	2012	2011	2010
Pretax income from operations:
Net income	$51.4	$478.0	$221.0	$335.7	$240.6
Add income tax expense (benefit)	123.7	(173.2)	(65.3)	(29.5)	(15.7)
Pretax income from operations	175.1	304.8	155.7	306.2	224.9
Add fixed charges:
Interest expense on corporate debt	43.9	51.3	66.2	76.3	79.3
Interest expense on investment borrowings and borrowings related to variable interest entities	48.9	54.0	48.4	37.8	33.9
Interest added to policyholder account balances	173.0	232.5	260.5	282.5	303.9
Portion of rental (a)	15.1	13.3	14.6	13.1	13.0
Fixed charges	280.9	351.1	389.7	409.7	430.1
Adjusted earnings	$456.0	$655.9	$545.4	$715.9	$655.0
Ratio of earnings to fixed charges	1.62X	1.87X	1.40X	1.75X	1.52X

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(a)	Interest portion of rental is estimated to be 33 percent.